James A. J. Nickolas
Senior Vice President and Chief Financial Officer

July 11, 2022

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Ken Schuler

Craig Arakawa

Re: Martin Marietta Materials, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 22, 2022

File No. 001-12744

On behalf of Martin Marietta Materials, Inc. (the “Company”), this correspondence responds to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 27, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed February 22, 2022 (the “2021 Form 10-K”). The Company’s response to the Staff’s comment is set forth below under “RESPONSE” and corresponds to the comment in the Staff’s letter, which is also included below.

COMMENT AND RESPONSE

Form 10-K

Properties, page 27

1.
We note your response to comment 2 indicating your original filing disclosed the reserve prices and that no change was necessary. Your original filing used the average selling price to estimate a value for your resources and reserves by region and material classification. Your proposed revision to the resource and reserve tables only discloses your regional average selling prices by region and material classification. Please disclose the resource/reserve prices used to estimate your resources and reserves, which are separate from your average selling price. See Items 1302(e)(4) and 1303(b)(3)(iv) of Regulation S-K.

RESPONSE:

Based on our review of the new rules, guidance, and conversations with the Staff, including the Office Chief for Energy and Transportation, management concluded that 2021 average selling prices represent a proxy for reasonable and justifiable prices for the Company’s mineral reserves and mineral resources.

4123 Parklake Avenue, Raleigh, North Carolina 27612-2309

t. (919) 783-4660 e.jim.nickolas@martinmarietta.com

www.martinmarietta.com

The distinction between mineral reserves and mineral resources is based on the proximity and extent of drilling, which in part is determined based on the anticipated heterogeneity of the deposit. In addition to determining quantity, the Company’s drilling and testing evaluates the quality of the deposit to ensure it is economically viable. In subsequent periods, more extensive drilling and testing can support reclassifying mineral resources to mineral reserves.

There are no public indices or other spot prices for our minerals, nor does the Company have national contracts that set prices or values of minerals. As such, and in accordance with Regulation S-K section 1302(e)(4), the Company believes average selling prices represent the most appropriate metric to disclose as a reasonable and justifiable price. Further, the Company, as well as its domestic competitors in the aggregates industry, has a history of increasing selling prices annually. As disclosed in the 2021 Form 10-K, the Company’s mineral reserves average 78 years at the 2021 production level. In consideration of Regulation S-K section 1303(b)(3)(iv), there will be a large range of prices when these mineral reserves and mineral resources are sold over that time period. However, future selling prices are expected to (i) exceed the 2021 prices disclosed in the 2021 Form 10-K; and (ii) exceed increases in future production costs, including extraction. As such, expected future prices will not impact the tons of mineral reserves or mineral resources disclosed by the Company, as they are all deemed economically mineable.

As disclosed in the Company’s 2021 Form 10-K, selling prices are determined locally and vary depending on several factors, including whether products are washed after extracted and by end use. The Company believes that market-based pricing of reserves reflects a reasonable estimate of their value, and mineral resources that are eventually sold generally realize similar pricing to deposits currently classified as mineral reserves. Therefore, the Company believes that average selling prices represent a reasonable and justifiable price to estimate the amount of mineral reserves and mineral resources. Note that the average selling prices disclosed by the Company in the 2021 mineral reserves and mineral resources tables exclude any component allocated to freight costs incurred to either transport products internally or when delivery is arranged with a third party to deliver products to customers.

We appreciate your comment and hope that we have adequately addressed it with the foregoing response. Please feel free to contact me if you would like to discuss this matter further.

Very truly yours,

/s/ James A. J. Nickolas